

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 16, 2014

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: TCW Direct Lending LLC
        Registration Statement on Form 10
        File Number: 000-55176

Dear Mr. Pangas:

On April 18, 2014, TCW Direct Lending LLC (the "Fund") filed a registration statement on Form 10 (the "Registration Statement"). The filing was made on a voluntary basis for the purpose of registering a class of the Fund's securities ("Units") under the Securities Exchange Act of 1934. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

3. In the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

4. Please confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

5. Please place definition of defined terms at the point of first usage.

Explanatory Note

Page 1

6. The Registration Statement sets forth several reasons for filing the Registration Statement on Form 10, including to permit the Fund "to comply with applicable requirements for the quotation or listing of its securities on a national securities exchange or other public market." Under the heading "Investor Optionality; Potential Spin-Off" on page 10, the Registration Statement indicates that at a certain time in the future, the Fund may offer shareholders the option to either (i) retain ownership of Units for the purpose of participating in the orderly liquidation of such shareholders' pro rata interest in our assets and liabilities, or (ii) exchange their Units for shares of common stock of a newly formed entity that, among other things, may elect to be treated as a BDC and seek to complete an initial public offering ("IPO") of its shares. It does not appear that the Fund intends to complete an IPO of the Fund's Units. If so, please revise the statements in the Registration Statement describing the purpose of filing the Registration Statement to accurately reflect the reasons for the registration. We may have additional comments.

Item 1. Business.

General Development of Business

Page 3

7. The Registration Statement describes the Fund's objective as seeking to "generate attractive risk-adjusted returns primarily through direct investments in senior secured loans to middle-market issuers." Please specify that although the Fund expects to invest in "senior secured" loans, such loans would be considered "well below investment grade", define such bonds as "junk" and, in the appropriate section of the Registration Statement, explain the risks accompanying such investments.

Description of Business – Investment Management and Advisory Agreement - Management Fee

Page 6

8. The Registration Statement specifies that for each calendar quarter after the last day of the Commitment Period, the Fund's Management Fee will be calculated on the basis of the cost of remaining portfolio investments, including leverage. In the appropriate section of the Registration Statement, please disclose that the manner in which the Management Fee is calculated may incentivize the Adviser to increase leverage.

Description of Business – Investment Management and Advisory Agreement - Incentive Fee

Page 7

9. With respect to the calculation of the Final Incentive Fee Payment, the Adviser would deem as accelerated "any payment-in-kind interest and amortization of liabilities relating to deferred portfolio investment-related fees." In your response letter, please explain how, in the regular course, non-cash accruals of PIK interest will be treated for the purpose of calculating the Incentive Fee (also see Comment 17 below).

Description of Business – Administration Agreement

Page 7

10. The disclosure indicates that the Fund reimburses the Administrator for the allocable portion of expenses incurred by it on the Fund's behalf in performing its obligations under the Administration Agreement. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm that the board exercises appropriate oversight with respect to the equity of the allocation methodology used.

Description of Business – Organizational and Operating Expenses

Page 8

11. In the opening sentence of the second paragraph of the section, please make clear that all costs and expenses of the Fund's operations, administration and transactions are borne by Unitholders.

Description of Business – The Private Offering – Closing Period

Page 10

12. With respect to the treatment of Earning Balancing Contributions, please state clearly that such contributions will be subject to the waterfall, i.e. treated as distributions for the purpose of determining the Incentive Fee.

13. Please confirm that the Fund may not issue Units after the Closing Period.

Description of Business – The Private Offering – Investor Optionality; Potential Spin-Off

Page 10

14. In connection with the potential Spin-Off transaction, the Fund's disclosed that it will be likely required to obtain exemptive relief from the SEC to permit the transaction. In your

response letter, please explain whether the Fund has considered any alternatives to seeking exemptive relief to effect the Spin-Off transaction. We may have additional comments.

Description of Business – Regulation as a Business Development Company

Page 11

15. The Registration Statement states that the subscription agreement with investors will contain a voting agreement and irrevocable proxy pursuant to which investors will agree to vote their Units in favor of allowing the Fund to sell Units at a price below the then-current net asset value of its Unites during the Closing Period. Please note that Section 63(2) of the 1940 Act describes the circumstances under which a business development company may sell securities below current net asset value, which include a requirement that "the holders of a majority of such business development company's outstanding voting securities, and the holders of a majority of such company's outstanding voting securities that are not affiliated persons of such company, approved such company's policy and practice of making such sales of securities at the last annual meeting of shareholders or partners within one year immediately prior to any such sale, exempt that the shareholder approval requirements of this subparagraph shall not apply to the initial public offering by a business development company of its securities." Section 63 does not include the option of approving such policy via an irrevocable proxy. Therefore, the Staff is of the opinion that the proposed use of an irrevocable proxy would not be permissible. Please revise the Registration Statement in accordance with the Staff's view.

Description of Business – Regulation as a Business Development Company
Reporting Obligations

Page 15

16. Please include a statement that "the public may read and copy any materials you file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. State that the public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330."

Item 1A. Risk Factors.

General

17. In your response letter, please confirm the extent to which the Fund will invest in PIK securities. Please discuss risks presented by investments in PIK securities. Please specifically disclose that:

    a. the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

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b. even if accounting conditions were met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

c. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. Explain impact on the waterfall provisions. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

e. PIK securities create the risk that incentive fees will be paid to the Advisor based on non-cash accruals that ultimately may not be realized; disclose whether or not the Advisor will be under any obligation to reimburse the Fund for these fees.

Page 29

18. Under the heading "Inability to Take Advantage of Investment Opportunities with Affiliated Funds or Investors," please explain the methodology of allocating investment opportunities when co-investments are not permitted under the 1940 Act.

Item 5. Directors and Executive Officers

19. Briefly describe the business experience, principal occupation and outside directorships during the past 5 years of directors and officers of the Fund.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser